UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Talbert, J. Michael
   4 Greenway Plaza
   Houston, TX  77045
   USA
2. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   July 10, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |6/3/97|M   | |60,000            |A  |$18.50     |                   |      |                           |
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Common Stock               |6/3/97|S   | |60,000            |D  |$72.125    |                   |      |                           |
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Common Stock               |3/12/9|A   |V|5,000(1)          |A  |           |41,895             |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |270                |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Executive Stock Option|$18.50  |6/4/9|M   | |60,000     |D  |(3)  |8/31/|Common Stock|60,000 |       |75,000      |D  |            |
s                     |        |7    |    | |           |   |     |04   |            |       |       |            |   |            |
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Executive Stock Option|$21.00  |     |    | |           |   |(4)  |2/23/|Common Stock|39,030 |       |39,030      |D  |            |
s                     |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Executive Stock Option|$46.875 |     |    | |           |   |(5)  |2/22/|Common Stock|32,200 |       |32,200      |D  |            |
s                     |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Executive Stock Option|$57.50  |     |A   |V|24,000     |A  |(6)  |3/11/|Common Stock|24,000 |       |24,000      |D  |            |
s                     |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Grant of restricted stock under the Transocean Offshore Inc. Long-Term Incentive Plan ("LTIP"). The shares vest as follows: 1,667 on 3/12/00, 1,667 on 3/12/01 and 1,666 on
3/12/02.
(2) Shares held under the Transocean Offshore Savings Plan at 12/31/96. The number of shares listed is approximate because Plan accounting is on a unit
basis.
(3) Grant of 175,000 options under the LTIP exerciseable as follows: 175,000 on 6/21/95.
(4) Grant of 39,030 options under the LTIP exercisable as follows: 13,010 on 2/24/96, 13,010 on 2/24/97 and
13,010 on
2/24/98.
(5) Grant of 32,200 options under the LTIP exercisable as follows: 10,733 on 2/23/97, 10,733 on 2/23/98 and
10,734 on
2/23/99.
(6) Grant of 24,000 options under the LTIP exercisable as follows: 8,000 on 3/12/98, 8,000 on 3/12/99 and 8,000 on
3/12/00.

This Statement confirms that the undersigned has authorized and designated Eric
B. Brown and Nicolas J. Evanoff to
execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Transocean Offshore Inc. The authority of Eric B.
Brown and Nicolas J. Evanoff shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to securities of Transocean Offshore Inc., unless earlier revoked in writing. The undersigned acknowledges that neither Eric B. Brown nor Nicolas J. Evanoff are assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of
1934.
Date:  July 10, 1997
                                        /s/ J. Michael Talbert


SIGNATURE OF REPORTING PERSON
/s/ J. MICHAEL TALBERT by NICOLAS J. EVANOFF
DATE
7/10/97